UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

SpectraSite, Inc. (f/k/a SpectraSite Holdings, Inc.)

(Name of Issuer)

Common Stock,  par value $0.01 per share

(Title of Class of Securities)

84761M 10 4

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84761M 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Opportunities Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Opportunities Fund IVb, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 amends and restates in its entirety the Amendment No. 2 to the Schedule 13D (the “Schedule 13D”) of Oaktree Capital Management, LLC, OCM Opportunities Fund IV, L.P. and OCM Opportunities Fund IVb, L.P. filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2004 relating to the common stock, par value $0.01 per share of SpectraSite, Inc. (f/k/a SpectraSite Holdings, Inc.), a Delaware corporation.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of SpectraSite, Inc. (f/k/a SpectraSite Holdings, Inc.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 100 Regency Forest Drive, Suite 400, Cary, NC 27511.

The Issuer completed a two-for-one stock split on August 21, 2003. The number of shares of Common Stock beneficially owned by the Reporting Persons has been adjusted to reflect the stock split.
Item 2.	Identity and Background
This Schedule 13D is filed on behalf of:
(i)

Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the general partner or investment manager of the following funds;

(ii)	OCM Opportunities Fund IV, L.P., a Delaware limited partnership (“Opportunities Fund IV”); and
(iii)	OCM Opportunities Fund IVb, L.P., a Delaware limited partnership (“Opportunities Fund IVb” and, together with Opportunities Fund IV, the “OCM Funds”);

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The OCM Funds are limited partnerships which generally invest in securities and obligations of distressed entities.  Based on Oaktree’s relationship with the OCM Funds, Oaktree may be deemed to beneficially own any shares of Common Stock of the Issuer held by the OCM Funds.

(a)-(c) & (f)

Oaktree is the general partner or the investment manager of the OCM Funds.  The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers & Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel
Portfolio Manager
Bruce A. Karsh	President and Principal
(d)-(e)

During the last five years, neither Oaktree, the OCM Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer filed for bankruptcy on November 15, 2002 under Chapter 11 of the United States Bankruptcy Code.  Pursuant to the Issuer’s Plan of Reorganization (the “Plan”), which Plan was confirmed by the United States Bankruptcy Court for the Eastern District of North Carolina, Raleigh Division (the “Bankruptcy Court”) pursuant to an order entered on January 28, 2003, the OCM Funds were entitled to receive shares of the Issuer’s Common Stock as of February 10, 2003, the effective date of the Plan.  The OCM Funds were entitled to receive such shares because they beneficially owned Class 6 general unsecured claims under the Plan.  Under the Plan, Class 6 general unsecured claims were held by holders of the Issuer’s 12½% Senior Notes due 2010, 6¾% Senior Convertible Notes due 2010, 10¾% Senior Notes due 2010, 12⅞% Senior Discount Notes due 2010,11¼% Senior Discount Notes due 2009 and 12% Senior Discount Notes due 2008 (collectively, the “Notes”).  Opportunities Fund IV and Opportunities Fund IVb beneficially held approximately the aggregate principal amount of such Notes set forth below, which were funded through the OCM Funds’ working capital:

Notes	Opportunities Fund IV	Opportunities Fund IVb
12½% Senior Notes due 2010	43,446,000	22,050,000

6¾% Senior Convertible Notes due 2010	16,950,000	9,110,000

10¾% Senior Notes due 2010	17,400,000	21,155,000

12⅞% Senior Discount Notes due 2010	70,575,000	36,415,000

11¼% Senior Discount Notes due 2009	98,205,000	20,085,000

12% Senior Discount Notes due 2008	21,275,000	24,248,000

Pursuant to the terms of the Plan, the general unsecured claims of the OCM Funds were satisfied in exchange for the distribution of 3,195,905 shares of the Issuer’s Common Stock to Opportunities Fund IV and 1,637,232 shares of the Issuer’s Common Stock to Opportunities Fund IVb.

On August 21, 2003, the Issuer completed a two-for-one stock split.
Item 4.	Purpose of Transaction
As described in Item 3 above, the shares of the Common Stock held by the OCM Funds were acquired pursuant to the terms of the Plan.

Oaktree, as the general partner or investment manager of the OCM Funds, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether shares of the Issuer’s Common Stock will be acquired by the OCM Funds or by other accounts or funds of which Oaktree is the general partner and/or investment manager or whether the OCM Funds or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the OCM Funds may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

An Oaktree principal, D. Richard Masson, serves as a director of the Issuer.  As a director, Mr. Masson may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   On May 14, 2004, Opportunities Fund IV sold 2,415,896 shares of Issuer’s Common Stock and Opportunities Fund IVb sold 1,231,585 shares of the Issuer’s Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-1 (File No. 333-114800) filed by the Issuer with the Securities and Exchange Commission on April 23, 2004 (thereafter amended on May 4, 2004 and May 11, 2004, as amended, the “Registration Statement”).  Following such sale, which includes the shares of Common Stock sold by the OCM Funds pursuant to the exercise of the underwriters’ over-allotment option on May 13, 2004, Opportunities Fund IV beneficially owns and has sole power to vote and dispose of 0 shares of the Issuer’s Common Stock and Opportunities Fund IVb beneficially owns and has sole power to vote and dispose of 0 shares of the Issuer’s Common Stock.

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner or investment manager of the OCM Funds, may be deemed to beneficially own 0 shares of Common Stock of the Issuer held by the OCM Funds.

The number of shares of Common Stock indicated as being beneficially owned by Oaktree does not include 5,111 additional shares of the Issuer’s Common Stock that may be issued to Oaktree and/or the OCM Funds upon the exercise of outstanding options exercisable within 60 days of the date hereof.

(b)   Oaktree has discretionary authority and control over all of the assets of the OCM Funds pursuant to its status as general partner or investment manager of the OCM Funds, including the power to vote and dispose of the Issuer’s Common Stock.

Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer’s Common Stock sold by the OCM Funds and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c)   Other than the transaction described in Item 3, neither the OCM Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) None
(e) Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner or investment manager of the OCM Funds, receives a management fee for managing the assets of the OCM Funds and has a carried interest in the OCM Funds.

On May 10, 2004, the OCM Funds entered into and Underwriting Agreement with Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., Lehman Brothers Inc. and Raymond James & Associates, Inc. (collectively, the “Underwriters”), the other selling stockholders named in Schedule II thereto (together with the OCM Funds, the “Selling Stockholders”) and the Issuer for the sale by the Selling Stockholders of an aggregate of 9,010,779 shares of Common Stock, and, at the election of the Underwriters, up to 1,351,616 additional shares of Common Stock to cover over-allotments (the “Over-Allotment Shares”).  On May 13, 2004, the Underwriters exercised their option to purchase all Over-Allotment Shares.  Closing of the sale occurred on May 14, 2004.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

D. Richard Masson, a principal of Oaktree, serves on the Board of Directors of the Issuer as of the date hereof.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Funds.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1:

A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended  (incorporated by reference to Exhibit 1 to the Schedule 13D as filed by Oaktree Capital Management, LLC, OCM Opportunities Fund IV, L.P. and OCM Opportunities Fund IVb, L.P. on February 13, 2003).

Exhibit 2:	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (File No. 333-114800) as filed by the Issuer on April 23, 2004).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 24, 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Masson
Richard Masson
Principal

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal

OCM OPPORTUNITIES FUND IV, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Richard Masson
Richard Masson
Principal

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal

OCM OPPORTUNITIES FUND IVb, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Richard Masson
Richard Masson
Principal

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal